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                          September 18, 2023

       Edward O. Handy III
       Chairman, Chief Executive Officer, and Director
       Washington Trust Bancorp, Inc.
       23 Broad Street
       Westerly, Rhode Island 02891

                                                        Re: Washington Trust
Bancorp, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 8,
2023
                                                            File No. 333-274430

       Dear Edward O. Handy III:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Samantha M. Kirby, Esq.